Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  905-726-2462
Fax:  905-726-7164

Magna plan of arrangement to be implemented

AURORA, ON, Aug. 31, 2010 - Magna International Inc. (TSX: MG.A, NYSE: MGA) today announced that, after the close of markets on August 30, 2010, the Ontario Divisional Court dismissed the appeal of certain dissident minority shareholders of Magna and upheld the decision of the Ontario Superior Court approving the previously announced plan of arrangement to eliminate Magna's dual-class share structure. The decision of the Divisional Court followed a hearing held on August 26, 2010.

As Magna has been notified that the dissident shareholders do not intend to appeal the Divisional Court's decision, Magna expects to implement the arrangement later today. Upon closing, Magna's Class A Subordinate Voting Shares will be redesignated as 'common shares'. Magna's common shares will trade under the symbol 'MG' on the Toronto Stock Exchange and will continue to trade under the symbol 'MGA' on the New York Stock Exchange.

"We are very pleased with the Court's decision and that we are finally in a position to close the arrangement, which has received strong support from Magna's shareholders," said Vince Galifi, Executive Vice-President and Chief Financial Officer. "With the transaction completed, we can refocus on pursuing our long-term growth strategy, including further investments in both innovation and emerging markets, in order to continue to serve our customers around the world."

About Magna

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.

We have approximately 76,000 employees in 242 manufacturing operations and 76 product development, engineering and sales centres in 25 countries.

    FORWARD LOOKING STATEMENTS
    -----------------------------

This Press Release contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements about our expectations regarding timing of implementation of the proposed arrangement and pursuit of our long-term growth strategy. The forward-looking information in this Press Release is presented for the purpose of providing information about Magna's current expectations relating to the proposed arrangement and our priorities following its implementation and such information may not be appropriate for other purposes. Forward-looking statements may also include statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation, risks, assumptions and uncertainties related to: the consummation of the proposed arrangement, such as the satisfaction or waiver of the conditions to complete the transactions contemplated by the arrangement; future growth prospects for electric vehicles; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; and other factors set out in our management information circular/proxy statement dated May 31, 2010, our Annual Information Form filed with securities commissions in Canada and our Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating any forward-looking statements in this Press Release, we caution readers not to place undue reliance on any forward-looking statements. Readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by our forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Press Release to reflect subsequent information, events, results or circumstances or otherwise.

For further information: Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035